Issuer Free Writing Prospectus dated May 3, 2017

Filed Pursuant to Rule 433

Registration No. 333-210589

Supplementing the Preliminary Prospectus Supplement dated May 3, 2017

(To Prospectus dated April 5, 2016)

GoDaddy Inc. Announces Proposed Follow-on Offering and Repurchase

SCOTTSDALE, Ariz., May 3, 2017 /PRNewswire/ – GoDaddy Inc. (NYSE: GDDY), the world’s largest cloud platform dedicated to small, independent ventures, announced today an underwritten public offering of shares of Class A common stock pursuant to an effective Registration Statement on Form S-3 previously filed with the Securities and Exchange Commission.

Selling stockholders are offering 24,000,000 shares of Class A common stock and have also granted the underwriters an option to purchase 3,615,000 additional shares of Class A common stock. Selling stockholders participating in the offering include entities affiliated with Kohlberg Kravis Roberts & Co. L.P., Silver Lake Partners, Technology Crossover Ventures, and YAM Special Holdings, Inc., an entity owned by our founder, Bob Parsons. GoDaddy will not receive any proceeds from the sale of the shares by the selling stockholders. GoDaddy is also offering 100,000 shares of its Class A common stock and intends to use the proceeds of the offering to pay the transaction expenses incurred in connection with the offering and any remaining proceeds for general corporate purposes.

In addition, GoDaddy announced that substantially concurrent with the completion of the offering, it expects to repurchase from the selling stockholders an aggregate of $275 million of limited liability company units of Desert Newco, LLC (together with a corresponding number of shares of GoDaddy’s Class B common stock ) at the same per share price paid by the underwriters to the selling stockholders in the offering.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as lead joint bookrunners for the offering. Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC are acting as book-running managers for the offering. KKR Capital Markets LLC, Evercore Group L.L.C., JMP Securities LLC, Oppenheimer & Co. Inc. and Piper Jaffray & Co. are acting as co-managers for the offering.

GoDaddy filed a Registration Statement on Form S-3, which was effective upon filing on April 5, 2016, including a base prospectus dated April 5, 2016, and has filed a preliminary prospectus supplement dated May 3, 2017, to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the other documents GoDaddy has filed with the SEC for more complete information about GoDaddy and this offering. The proposed offering is being made only by means of an effective shelf registration statement, including a preliminary prospectus supplement and final prospectus supplement, copies of which may be obtained, when available, from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at (866) 718-1649 or by email at prospectus@morganstanley.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204 or by e-mail at prospectus-eq_fi@jpmchase.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (888) 603-5847 or by email at barclaysprospectus@broadridge.com; or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GoDaddy

GoDaddy powers the world’s largest cloud platform dedicated to small, independent ventures. With nearly 17 million customers worldwide and more than 71 million domain names under management, GoDaddy is the place people come to name their idea, build a professional website, attract customers and manage their work. Our mission is to give our customers the tools, insights and the people to transform their ideas and personal initiative into success.

Investor Contact:

Marta Nichols, Vice President, Investor Relations

669.600.5812

investors@godaddy.com

Press Contact:

Karen Tillman, Chief Communications Officer

480.366.3183

pr@godaddy.com